Exhibit 99.1

IceCure Reports 70% Growth in Active U.S. Commercial Install

Base for Breast Cancer Cryoablation Following FDA Clearance

Increase driven by FDA clearance, clinical guideline support, and increased physician demand. Significant rise in number of leads for ProSense® systems generated at U.S. medical society conferences compared to last year

ProSense® breast cancer cryoablation procedures have been performed in major cities across the U.S.

CAESAREA, Israel, June 17, 2026 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), today reported a 70% increase in its U.S. active commercial install base of ProSense® for breast cancer cryoablation following U.S. Food and Drug Administration (FDA) marketing authorization in October 2025, reflecting accelerating commercial adoption, expanding physician demand and continued growth in the Company’s U.S. footprint.

IceCure develops and commercializes its minimally invasive cryoablation technology that destroys tumors by freezing, offering an option to surgical tumor removal for the local treatment of low-risk breast cancer with adjuvant endocrine therapy for women aged 70 and above, including patients who are not suitable for surgery.

IceCure has continued to add new ProSense® systems to its installment base at clinics and hospitals across the U.S. As adoption expands, ProSense® breast cancer cryoablation procedures have been performed in major metropolitan areas throughout the country, including Los Angeles, New York, Atlanta, Dallas, Detroit, Philadelphia, Phoenix, Memphis and many other communities.

The Company had strong engagement at two of the leading breast health conferences held this earlier year, the Society of Breast Imaging (“SBI”) Annual Symposium and the American Society of Breast Surgeons (“ASBrS”) Annual Meeting, where IceCure generated significantly more sales leads for ProSense® systems compared to the same events in 2025, prior to FDA authorization, reflecting significantly increased interest from physicians and healthcare providers.

“With growing physician interest, expanding clinical acceptance, and increased patient awareness, we believe we remain in the early stages of a significant commercial opportunity for breast cancer cryoablation in the U.S.,” said IceCure’s Chief Executive Officer, Eyal Shamir. “We are focused on continuing to expand our installed base, supporting physicians with training and education and increasing access to ProSense® for eligible patients.”

In addition to regulatory approval, other factors driving demand are:

Growing Clinical Acceptance - ASBrS recently updated its Resource Guide to recommend cryoablation as a local treatment option for low-risk breast cancer patients, marking an important milestone in the clinical adoption of minimally invasive breast cancer therapies. IceCure believes the updated guidance reflects growing recognition among breast surgeons and healthcare professionals of cryoablation’s potential role in treating appropriately selected patients.

Increasing Patient Awareness - Patient awareness of breast cancer cryoablation continues to grow as ProSense® receives broader media attention. Recent coverage by Reuters and local television news segments aired across approximately 190 CBS and CW-affiliated stations nationwide (including Boston, Philadelphia, and Chicago) have highlighted cryoablation as a minimally invasive alternative to surgery for eligible breast cancer patients. IceCure believes this increased visibility is helping educate patients and physicians about available treatment options.

About ProSense®

The ProSense® Cryoablation System is the first and only medical device to receive FDA marketing authorization for the local treatment of low-risk breast cancer with adjuvant endocrine therapy for women aged 70 and above, including patients who are not suitable for surgical alternatives for breast cancer treatment. A full list of benefits and risks can be found on the Company’s website.

ProSense® is a minimally invasive cryosurgical tool that provides the option to destroy tumors by freezing them. The system uniquely harnesses the power of liquid nitrogen to create large lethal zones for maximum efficacy in tumor destruction in benign and cancerous lesions, including in the breast, kidney, lung, and liver.

ProSense® enhances patient and provider value by accelerating recovery, reducing pain, surgical risks, and complications. With its easy, transportable design and liquid nitrogen utilization, ProSense® opens the door to fast and convenient office-based procedures for breast tumors.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective option to surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and Asia.

Forward Looking Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: accelerating commercial momentum in the U.S. market and growth in the Company’s U.S. footprint; growing physician interest in and demand for ProSense; expanding clinical acceptance and increased patient awareness of ProSense; the believe that the Company is in the early stages of a significant commercial opportunity for breast cancer cryoablation in the U.S.; the Company’s focus on continuing to expand its installed base, supporting physicians with training and education, and increasing access to ProSense® for eligible patients; and the Company’s belief that increased visibility regarding cryoablation is helping educate patients and physicians about available treatment options. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission (“SEC”) on March 17, 2026, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Email: investors@icecure-medical.com

Meir Peleg, CFO

Phone: +972-54-227-8916